Filed Pursuant to Rule 424(b)(3) Registration Number 333-146745

4,434,180 Shares
SCOPUS VIDEO NETWORKS LTD.
Ordinary Shares, par value NIS 1.4 per share

        This prospectus covers the sale of up to 4,434,180 of our ordinary shares (the “Shares”). All of the Shares are being offered and sold by the selling shareholders. The prices at which the selling shareholders may sell the Shares will be determined by the prevailing market price for the Shares or in privately negotiated transactions. Information regarding the selling shareholders and the times and manner in which they may offer and sell the Shares under this prospectus is provided under “Selling Shareholders” and “Plan of Distribution” in this prospectus. The selling shareholders will receive all of the proceeds from the sale of the Shares. The registration of the ordinary shares does not necessarily mean that the selling shareholders or their transferees will offer or sell their shares.

        We are not offering or selling any of our ordinary shares pursuant to this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the ordinary shares offered by this prospectus.

        Our ordinary shares are quoted on the Nasdaq Global Market under the symbol “SCOP”. On October 10, 2007, the closing sale price for our ordinary shares on the Nasdaq Global Market was $5.23.

        This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment. See Risk Factors beginning on page 2.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the ordinary shares, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 5, 2007

FORWARD-LOOKING STATEMENTS

        These forward looking statements include, in particular, statements about our plans, strategies and prospects. These statements are based on our current expectations and projections about future events and are identified by terminology such as “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “aim,” “potential,” or “continue” or the negative of those terms or other comparable terminology. These forward looking statements are subject to risks, uncertainties and assumptions about us. Although we believe that our plans, intentions and expectations are reasonable, we may not achieve our plans, intentions or expectations.

        Important factors that could cause actual results to differ materially from the forward looking statements we make in this prospectus are set forth in “Risk Factors.” All forward looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in “Risk Factors,” in which we have disclosed the material risks related to our business. These forward looking statements involve risks and uncertainties, and the cautionary statements identify important factors that could cause actual results to differ materially from those predicted in any forward looking statements. We undertake no obligation to update any of the forward looking statements after the date of this prospectus to conform those statements to reflect the occurrence of unanticipated events, except as required by applicable law.

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PROSPECTUS SUMMARY

        This prospectus summary highlights selected information contained elsewhere, or incorporated by reference, in this prospectus. You should read the following summary together with the more detailed information regarding our company and the shares being sold in this offering, which information appears elsewhere in this prospectus and in other documents filed with the Securities and Exchange Commission that we have incorporated by reference into this prospectus. All financial information provided in this prospectus is in U.S. dollars. Unless the context otherwise requires, references to “we”, “us”, “our” or “the Company” refer to Scopus Video Networks Ltd. and its wholly-owned subsidiary, Scopus Video Networks Inc. a Delaware corporation, unless indicated otherwise.

The Company

        We develop, market and support digital video networking products, including intelligent video gateways, encoders, decoders and network management products. Our customers include satellite, cable and telecom service providers and terrestrial broadcasters, collectively referred to as network operators. Our products are typically installed in a network operator equipment facility or broadcast center to support digital television, high-definition television, or HDTV, live event coverage and the distribution of video content between network operator facilities. We focus exclusively on digital video networking, which we believe allows us to offer products with compelling features and performance at competitive prices. We provide a comprehensive digital video networking product offering, which we believe is a key competitive differentiator for us. We market our products through a combination of third-party distribution, direct sales and partnerships with original equipment manufacturers, or OEMs. Our products are used in hundreds network operators across the globe.

        We were incorporated in the State of Israel in December 1993 as Telcatel Teletec Advanced Telecommunications Ltd., a wholly-owned subsidiary of Tadiran Ltd. We changed our name in 1994 to Scopus Imaging Ltd., and in 1995, Tadiran spun-off its activity in the field of digital video networking to us, and we were renamed Scopus D.V.C. Ltd. In 1996, we changed our name to Tadiran Scopus Ltd., in 2001 to Scopus Network Technologies Ltd. and in 2005 to Scopus Video Networks Ltd. We have a wholly-owned subsidiary, Scopus Video Networks Inc. a Delaware corporation located at 3 Independence Way, 1st floor Princeton NJ, 08540, which also serves as our agent for service of process in the U.S. We maintain regional sales offices in China, India, Japan, and Russia.

        Our principal executive offices are located at 10 Ha’amal St., Park Afek, Rosh Ha’ayin 48092, Israel. Our telephone number is (972-3) 900-7777. Our website address is www.scopus.net. The information on our website does not constitute part of this prospectus.

        This prospectus and the registration statement of which it is a part register the resale of the Shares which are currently held by the selling shareholders. Under the terms of a Registration Rights Agreement among the Company and the selling shareholders, we agreed to prepare and file a registration statement on Form F-3 with the SEC covering the Shares as set forth below at the request of the selling shareholders. Please see “Selling Shareholders,” beginning on page 17, for more information.

Unless otherwise indicated, the share information in this prospectus is based on 13,780,566 ordinary shares outstanding as of October 10, 2007.

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information in this annual report, before deciding to invest in our ordinary shares. Our business, financial condition or results of operations could be affected adversely by any of these risks. The trading price of our ordinary shares could decline due to any of these risks and you might lose all or part of your investment in our ordinary shares.

Risks Related to Our Business and Our Market

If we fail to enhance our existing products, develop new and more technologically advanced products or successfully commercialize these products, the results of our operations would suffer.

        To compete effectively, we must enhance our existing products and introduce new, cost-effective products and features to meet changing customer requirements and evolving industry standards. The markets for our products are characterized by rapidly changing technology and frequent introductions of new products. We, or our competitors, may announce products that have the potential to shorten the life cycle of, or replace, our products. We have made such announcements in the past and may do so in the future. Such announcements could cause customers not to buy our products or to defer decisions to buy our products. We cannot assure you that products or technologies developed by others will not render our products or technologies non-competitive or obsolete.

        We must design our products to support emerging technologies and features, including personalized programming, targeted advertising, new compression standards, HDTV, distributed networking, dense decoding and encoding, advance IP (Internet Protocol) head-end processing and the greater use of video distribution-over-IP. Our products must also meet industry standards in the geographical regions in which we operate. Our future products, if and when fully developed and tested, may not perform as we expect or compete successfully with products developed by our competitors. Further, there can be no assurance that the cost of our future development efforts will not materially increase.

        Sales of our products are also dependent on the market acceptance of advanced video services. If adoption of advanced services is not as widespread or as rapid as we expect, or if we are unable to develop new products based on emerging technologies on a timely basis, our results of operations would be materially and adversely affected.

Standard Definition MPEG-4

        We introduced an MPEG-4 compatible encoder, which was available for shipment in the third quarter of 2006. We have initiated our research with regard to the development of an MPEG-4 compatible decoder and are currently providing our customer with a third party solution, with partial MPEG-4 functionality. To the extent our targeted customers require MPEG-4 compatibility, we may be unable to successfully market our encoders and decoders until MPEG-4 support can be developed. Developing MPEG-4 support requires significant research and development efforts. If we are unable to upgrade our products to newer compression technologies in a timely and cost-effective manner, we may not be able to market or sell our products, which would adversely affect our results of operations.

VC-1

        Although MPEG has evolved as the prevailing standard for compressing digital video in most of our target markets, we cannot assure you that alternative standards will not be adopted. Microsoft has developed a different standard for compressing digital video, called VC-1, which our products do not currently support. Microsoft is currently making efforts to have this standard accepted by the industry. If network operators adopt VC-1, we will need to enhance our products to support this standard, which would be a lengthy and costly process.

High Definition TV (HDTV)

        While our intelligent video gateway processes MPEG-2 HDTV content, and we currently resell third-party MPEG-2 HDTV encoders and decoders, the decoders developed by us do not currently support MPEG-4 HDTV. We are developing MPEG-4 HDTV encoders, which we expect to be available for shipment towards the middle of 2008. To the extent our target customers prefer to purchase HDTV encoders and decoders developed by us rather than third-parties, we may be unable to successfully market these products. Until we complete the development of MPEG-4 decoders, we will rely on the resale of third-party products which have lower gross margins than internally-developed versions. If we are unable to provide HDTV support in our encoding and decoding products, we may not be able to compete effectively, which would adversely affect our results of operations.

Personalized and Targeted Advertising

        The ability to support personalized and targeted advertising are essential features of our intelligent video gateway. We have successfully demonstrated targeted advertising, and first shipment of products incorporating a targeted advertising feature was made in the third quarter of 2006. We have not yet commenced developing personalized advertisement feature. If we are unable to successfully introduce new features on a timely basis, our prospective customers may be unwilling to purchase our intelligent video gateway and our competitive position and results of operations would be adversely affected.

Internet TV

        The availability to distribute content over the public Internet, known also as Internet TV may affect our customers, the Broadcasters and Network Operators. Several companies, including Google, Yahoo! and Apple, have recently announced their entry into the video distribution business and enable customers to download video content to personal computers and handheld devices. The fact that our customers can “bypass” the traditional content delivery chain and reach directly the end user might change their business model and therefore they may decide not to use our traditional products for their content distribution.

We intend to continue to increase our sales and marketing efforts in the U.S. to major cable operators. We may not be successful in this activity, which could adversely affect our results of operations.

        Our ability to increase our sales in the U.S. to major cable operators depends on our ability to obtain and retain key customers in these markets, and to continue to devote substantial technical, marketing and sales resources to these markets, which have lengthy equipment qualification and sales cycles. We will need to continue to engage distributors who will be able to market and support our products effectively. Large cable operators in the U.S. may be reluctant to purchase products from a small, non-U.S. supplier like us. Large annual purchase agreements or contracts with U.S. major cable operators are not typical. If we are unable to successfully increase our sales in the U.S., or to major cable operators, our results of operations would suffer.

We have a history of losses and may never achieve or maintain profitability.

        We have incurred losses in each year since our inception, and as of December 31, 2006, we had an accumulated deficit of $36.9 million. Our losses may increase in the future as we expand our research and development activities and increase our manufacturing and sales and marketing capabilities. The future success of our business will depend on our ability to increase product sales, develop additional products and applications, expand our sales force and distribution network and control costs, which we may be unable to do. We may not generate sufficient revenues from product sales or generate sufficient free cash flow in the future to achieve or maintain profitable operations, resulting in the possibility of future capital requirements.

Our operating results may fluctuate significantly and may fail to meet or exceed the expectations of securities analysts or investors, causing our share price to decline.

        Our operating results have fluctuated in the past and are likely to continue to fluctuate in the future on both annual and quarterly basis as a result of several factors, many of which are outside of our control. Some of the factors that may cause these fluctuations include:

–	the timing, size, delivery, installation and revenue recognition of customer orders;

–	our long and unpredictable sales cycle, which typically lasts approximately 3 to 12 months;

–	the cost and availability of electronic components;

–	our ability to enhance our products and market acceptance of our existing and new products;

–	the potential loss of key OEM partnerships;

–	our customers' need for local franchise and licensing approvals; and

–	regulatory changes in the U.S. and other countries.

We have no supply agreements with our key suppliers, on whom we depend for essential components for our products. If we are unable to obtain these components we may not be able to meet the demand for our products.

        We depend on single sources of supply for certain essential components of our products, including video decoder chips, video encoder chips and network processors. We have no long-term supply agreements with any of these suppliers, and cannot assure you that we will be able to obtain such components on a timely basis or at acceptable prices, if at all. If we are unable to obtain our key components at acceptable prices and on a timely basis, we may not be able to meet the demand for our products, which would adversely affect our production capability, our reputation and results of operations.

        Discontinued Components

        Our key suppliers routinely develop new components and discontinue the manufacturing of older components. While it is a common practice in our industry to provide at least six months notice before discontinuing production of components, our suppliers are not required to give us advance notice of such changes. When one of our suppliers introduces a new component, or ceases to manufacture older components, we must adapt our current line of products to the new component, which may take longer than the advance notice period, if any, received from the supplier.

        Start-up Company Suppliers

        Some of our third-party suppliers are start-up companies, and are not financially stable. In the event that the supplier of a key component of our products ceases operations or otherwise ceases to do business with us, it would cause delays as we seek an alternate supplier, and we may not have access to the information necessary to enable another supplier to manufacture the component.

        Subcontractors in Israel

        We depend on two subcontractors to assemble our products in Israel. We are restricted by the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or OCS, from manufacturing our products outside of Israel without OCS approval, which would result in an increased royalty rate to the OCS, if granted. Any disruption to our sources of manufacturing, or our inability to manufacture our products at a sufficient rate to keep pace with demand from our customers, would have an adverse effect on our business and customer relationships.

Our focus on developing products designed for the U.S. market require adaptation before sale outside of the U.S. and delay development of new products designated solely for markets outside the U.S., which may result in additional development costs and delays in sales outside of the U.S.

        The U.S. market imposes specific standards on products such as ours, which are different from those applicable in other parts of the world. As a result, we have directed a substantial portion of our recent research and development efforts toward the development of products for the U.S. market. We need to modify certain of these products before we are able to sell them outside of the U.S. or delay development of new products designated solely for markets outside the U.S., which may result in additional development costs and which may delay our ability to introduce new products outside of the U.S. in a timely manner and have an adverse effect on our results of operations.

Our business is dependent on the capital spending patterns of network operators, and any decrease or delay in capital spending by them would adversely affect our operating results and financial condition.

        Demand for our products will depend on the magnitude and timing of capital spending by network operators as they construct and upgrade their networks. The ordering patterns of our customers are sporadic, and the capital spending patterns of network operators are dependent on a variety of factors, including:

–	competitive pressures, including pricing pressures;

–	consumer demand for new services;

–	emphasis on generating revenues from existing customers instead of new network construction or upgrades;

–	evolving industry standards and network architectures; and

–	completion of major network upgrades, which may have the effect of reducing capital expenditures by our customers.

        In addition, uncertain and volatile capital markets have depressed the market values of network operators and restricted their access to capital, resulting in delays or the cancellation of certain projects. Financial difficulties among network operators would adversely affect our results of operations.

We may not be able to successfully compete with larger competitors which have greater operations, financial, marketing, human and other resources than us.

        We compete in a highly competitive market. We compete primarily on the basis of the technological merits of our products, cost, support and product availability. Many of our competitors are large companies with significantly greater financial, marketing, human and other resources than us, which may give them competitive advantages over us. Our larger competitors have broader product lines that our target customers may prefer. Recently, two of our competitors Scientific-Atlanta and Tandberg, were acquired by Cisco and Ericsson, respectively. Our target customers may award initial contracts to larger suppliers than us, which may limit our ability to sell to target customers. Our revenues and our sale prices may decline significantly if our competitors introduce equivalent or superior products. In addition, many of our competitors manufacture their products in countries where the cost of production is significantly lower than in Israel, where we produce most of our products, thus decreasing their cost and thereby the sale price of their products.

We rely on third-parties to distribute and market the majority of our products, and our financial performance may be adversely affected if we cannot maintain effective distributor relationships. Some of our distributors may sell products that compete with our products, or may cease selling our products as we increase our direct sales efforts.

        We sell a significant portion of our products through third-party distributors, including resellers, system integrators and agents, and we expect OEM sales to represent a growing portion of our revenues. Our distributors and OEMs may not be successful in marketing and selling our products in the future and may terminate their relationships with us upon short notice with little or no penalty. We may not be able to maintain an effective distributor or OEM network, which could adversely affect our results of operations.

        Some of our distributors have sold in the past, and may sell in the future, products that compete with our products. In addition, we are increasing efforts to sell our products directly to larger cable and telecom operators. Some of these operators are current or target customers of our OEMs, and our OEMs may decide to purchase products from other manufacturers who do not compete directly with them. The loss of one or more of our major distributors or OEM partners, especially in a key market, could have a material adverse effect on our results of operations.

Some of the technology we use is licensed from third parties and integrated into our products. If our licensors terminate our license agreements, we may be forced to stop selling some of our products, and seek other alternatives, which could harm our business.

        Our products are based on a combination of our core technology and licenses we obtain from third-parties. For example, the software that we use in our products to compress video into an MPEG format is licensed to us by a third-party. While some of our license agreements are perpetual, others are terminable within a short period. If any of our licensors decides to terminate the license agreement we have with such licensor, we may be forced to stop selling some of our products, and seek other alternatives, which could harm our business and results of operations.

A substantial majority of our sales and substantially all of our other activities occur outside the U.S. We are subject to risks associated with operating in a wide variety of countries, which may negatively affect our operating results.

        Sales to customers outside the U.S. for 2004, 2005 and 2006 represented 88.4%, 85.6%, and 82.8% of our revenues, respectively. We expect that non-U.S. sales will continue to represent a major portion of our revenues for the foreseeable future. Substantially all of our research and development and contract manufacturing occurs in Israel. Our operations, the operations of our contract manufacturers and our sales in non-U.S. markets, are subject to a number of risks, including:

–	longer payment cycles;

–	potentially weak protection of intellectual property rights in certain countries;

–	the burden of complying with a wide variety of foreign laws, treaties and technical standards;

–	import and export license requirements, tariffs, taxes and other trade barriers; and

–	political and economic changes and instability.

        In 2006, most of our revenues were denominated in U.S. dollars, and we expect that a significant portion of our revenues will continue to be denominated in U.S. dollars, with a smaller portion denominated in Euros and other currencies. Our expenses to date have been incurred, in almost equal parts, in U.S. dollars or currencies linked to the U.S. dollar, and in New Israeli Shekels, or NIS. Fluctuations in currency exchange rates could cause fluctuations in our revenues, level of expenses, accounts receivable, accounts payable and other monetary assets and liabilities. We engage in currency hedging from time to time to reduce the risks associated with fluctuations in currency exchange rates. If we do not successfully engage in hedging transactions, our results of operations may suffer. Fluctuations in currency exchange rates also could cause our products to become relatively more expensive to customers in a particular country, leading to a reduction in sales in that country, which could adversely impact our business and results of operations.

If we are unable to protect our intellectual property rights, our competitive position could be harmed.

        Our success and ability to compete depend upon our ability to protect our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, and on confidentiality and invention assignment agreements in order to protect our intellectual property rights. Our technology is currently covered by three issued patents in the U.S. (U.S. Patent 6,784,811, 6,961,377, 7,079,578), and by several additional patent applications pending in the U.S. The process of seeking patent protection can be long and expensive, and there can be no assurance that our existing or future patent applications will result in patents being issued, or that our existing patents, or any patents which may be issued as a result of existing or future applications, will provide meaningful protection or commercial advantage to us. Any issued patents may be challenged, invalidated or legally circumvented by third-parties. We cannot be certain that our patents will be upheld as valid, be enforceable or prevent the development of competitive products. Moreover, we operate, sell and market our products in some countries, including China, with potentially weak protection of intellectual property rights. Consequently, our competitors could develop, manufacture and sell products that directly compete with our products, which could decrease our revenues and gross margins. In addition, competitors could purchase one of our systems and attempt to replicate some or all of the competitive advantages we derive from our development efforts, design around our protected technology or develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property is not adequately protected against competitors’ products and methods, our competitive position could be adversely affected, as could our results of operations.

        We have also developed technical knowledge, which, although not patented, we consider to be significant in enabling us to compete. However, the proprietary nature of such knowledge may be difficult to protect. We generally enter into agreements with our employees and consultants who are involved in our research and development activities or who have access to any of our confidential information prohibiting these individuals from disclosing any confidential information or trade secrets. We cannot assure you that these agreements will provide meaningful protection of our proprietary information in the event of unauthorized use or disclosure of this information, nor in the event of a competing claim to this technology by a previous employer of any of our employees or consultants. Furthermore, in the absence of patent protection, we may be exposed to competitors who independently develop equivalent technology or gain access to our knowledge.

Third-party claims of infringement could require us to redesign our products, seek licenses or engage in future, costly intellectual property litigation, which could impact our future business and financial performance.

        Claims by competitors and other third-parties that our products allegedly infringe upon the patent rights of others could have a material adverse effect on our business. Our industry is characterized by frequent and substantial intellectual property litigation. Intellectual property litigation is complex and expensive, and the outcome of this type of litigation is difficult to predict. Any future litigation, regardless of outcome, could result in substantial expense and significant diversion of the efforts of our management and technical personnel. An adverse determination in any such proceeding could subject us to significant liabilities or require us to seek licenses from third-parties or pay royalties that may be substantial. Furthermore, we cannot assure you that necessary licenses would be available on satisfactory terms, or at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing or selling certain of our products, any of which could have a material adverse effect on our business and results of operations.

        We may become involved in litigation to protect the trademark rights associated with our name or the names of our products. We do not have a trademark registration or application for our company name. We do not know whether others will assert that our name infringes upon their trademark rights. In addition, names we choose for our products may be claimed to infringe upon names held by others. If we need to change the name of our company or products, we may experience a loss in goodwill associated with our brand name, customer confusion and a loss of revenues.

We have a limited backlog of orders and must maintain sufficient inventory levels to meet anticipated demand. This may result in write-offs of obsolete inventory, which could adversely affect our financial performance.

        The timing and volume of orders for our products are difficult to forecast, as a substantial portion of our sales are booked and shipped in the same quarter pursuant to purchase orders. We generally do not have long-term supply agreements with our customers, and we have a limited backlog of orders for our products and must maintain or have available sufficient inventory levels to satisfy anticipated demand on a timely basis. Maintaining sufficient inventory levels to ensure prompt delivery of our products increases the risk of inventory obsolescence and associated write-offs, which could harm our financial performance. In addition, our limited backlog makes accurately forecasting inventory and other expenditures difficult.

Changes in telecommunications regulations could harm our prospects and future revenues.

        Global efforts to deregulate the telecommunications industry have resulted in increased levels of competition among service providers and a rapidly-evolving industry landscape. In the U.S. for example, the Telecommunications Act of 1996 generally permitted service operators to enter each others’ markets and to provide a variety of voice, video and data services. Changes in telecommunications regulations in the U.S. and other countries could limit the construction or expansion of our customers’ networks and affect the sales of our products. Increased regulation of our customers’ service offerings could limit their capital equipment investments and consequently the purchases of our products. Changes in regulations could have a material adverse effect on our business and results of operations.

Business combinations and other financial restructurings by network operators or our competitors could adversely affect our business.

        The communications equipment industry is characterized by frequent mergers and acquisitions. An acquisition of one of our competitors, or merger between our competitors, could harm our competitive position or cause our target customers to delay purchases of our products while they assess the impact of the combination. If a larger company with more resources were to acquire a competitor of ours, they may invest additional resources in developing, marketing and supporting competitive products, which would negatively impact our business and results of operations.

We are highly dependent on key members of our executive team, and the failure to attract and retain key personnel could adversely affect our business.

        We are highly dependent on the members of our executive management team and technical staff, including, in particular, Yaron Simler, who was appointed as our Chief Executive Officer since January 2007, and David Mahlab, the Chairman of the Board of Directors and former Chief Executive Officer. We do not currently carry “key man” insurance with respect to either Mr. Mahlab or Dr. Simler. We depend on our management’s and technical staff’s experience and familiarity with our technology to execute our business strategy. We have entered into employment agreements with both Mr. Mahlab and Dr. Simler pursuant to which they have agreed not to engage in certain activities that directly compete with us upon their termination of employment. However, these prohibitions against Mr. Mahlab and Dr. Simler’s competitive activities are limited to four months and one year, respectively, following their termination of employment. Our employment agreement with Mr. Mahlab requires a one-year notice of termination and that he is entitled to use any of his accrued vacation. Our success will also depend in large part on our ability to continue to attract, retain and motivate highly skilled management and technical personnel. The departure or other loss of any member of our executive management team or technical staff could harm our ability to effectively develop and market our products.

        Competition for certain employees, particularly development engineers, is intense. We may be unable to continue to attract and retain sufficient numbers of highly skilled employees. If we are unable to attract and retain additional qualified and highly skilled employees our business, financial condition and results of operations may be adversely affected.

We are exposed to additional costs and risks associated with complying with increasing and new regulation of corporate governance and disclosure standards.

        As a public company, we are spending an increased amount of management time and resources to comply with changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, SEC regulations and NASDAQ Stock Market rules. Particularly, as a foreign private issuer, we will need to comply with the provisions of Section 404 of the Sarbanes-Oxley Act no later than the filing of our annual report on Form 20-F for the fiscal year ending December 31, 2007. Section 404 requires management’s annual review and assessment of the effectiveness of our internal controls structure and procedures of our financial reporting in connection with the filing of our annual report on Form 20-F for the fiscal year ending December 31, 2007. Commencing with the filing of our annual report on Form 20-F for the fiscal year ending December 31, 2008, and with each subsequently filed annual report on Form 20-F, we are also required to included attestation and report of our independent registered public accounting firm, on the assessment made by the management of the effectiveness of our internal controls structure and procedures of our financial reporting. As part of this process, we will need to document and test our internal control systems and procedures and make improvements in order for us to comply with the requirements of Section 404. This process will require us to hire additional personnel and outside advisory services and will result in additional accounting and legal expenses.

We may have difficulty managing our growth, which could limit our ability to increase sales and cash flow.

        We have experienced significant growth in our operations in recent years, with our annual revenues increasing from $20.1 million in 2000 to $47.2 million in 2006. During the next two years, we expect to continue to expand our research and development, sales and marketing and manufacturing activities, including our activities in the U.S. Our growth has placed, and will continue to place, significant demands on our management, as well as our financial and operational resources, as required to:

–	manage a larger organization;

–	implement appropriate operational and financial systems;

–	expand our distribution and manufacturing capacity; and

–	expand our sales and marketing infrastructure and capabilities.

        If we cannot grow and manage our business appropriately, we may not be able to execute our business strategies and our business and financial results would suffer.

We may seek to expand our business through acquisitions that could result in a diversion of resources and additional expenses, which could disrupt our business and harm our financial condition.

        We may, in the future, pursue acquisitions of businesses, products and technologies, or establish joint venture arrangements to expand our business. The negotiation of potential acquisitions or joint ventures, as well as the integration of an acquired or jointly developed business, technology, service or products could divert management’s time as well as our resources, and disrupt our operations and cause our business to suffer. We have not acquired a business in the past, and we may be unable to successfully integrate acquired businesses or joint ventures with our operations. Future acquisitions may also require additional capital, which may not be available on favorable terms, if at all, or which may dilute the interests of our shareholders.

We are subject to regulation by the United States Federal Communications Commission, or FCC, and other foreign governmental and qualification requirements by non-governmental agencies and our customers. If we are unable to obtain and maintain regulatory qualifications or approvals for our products and our future applications and products, our business may be adversely affected.

        Our products are sold worldwide. The regulatory requirements in various countries vary widely, and complying with such regulatory requirements can be an expensive and time-consuming process. In addition, different network operators and national non-governmental standards organizations in the U.S. and worldwide impose varying standards and qualification requirements. While our products have been approved in certain countries, we cannot assure you that we will be able to maintain these regulatory or industry qualifications, clearances or approvals in all the countries in which we operate, or that we will be able to obtain such qualifications, clearances or approvals in new foreign markets or for new products. We may incur significant costs in attempting to maintain or obtain qualifications, clearances or approvals. If we do not comply with the applicable regulatory requirements in each of the jurisdictions in which our products are sold, we may be subject to regulatory enforcement actions which could require us to, among other things, cease selling our products. Furthermore, if our products fail to meet the standards and qualification requirements imposed by network operators or non-governmental standards organizations, we may not be able to successfully market and sell our products. If any of these events were to occur, our business, financial condition and results of operations would suffer.

We may be materially affected by the WEEE and RoHS directives.

        The European Union has adopted the 2002/96/EC Directive on Waste Electrical and Electronic Equipment, or WEEE directive, which regulates the collection, recovery and recycling of waste from electrical and electronic products, and the 2002/95/EC Directive on Restrictions on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, or RoHS directive, which bans the use of certain hazardous materials including lead, mercury, cadmium, chromium, and halogenated flame-retardants. Our products fall under the scope of both directives as electrical and electronic equipment. Certain of our key components use lead. Under WEEE, we are now responsible for financing operations for the collection, treatment, disposal and recycling of past and future products sold in the European Union. Implementation of these directives is carried out at national level by each of the European Union Member States. Because the specific national requirements have not yet been finalized in all Member States, we are presently unable to reasonably estimate the amount of any costs that may be necessary in order to comply with WEEE. We cannot assure you that compliance with WEEE and RoHS will not have a material adverse effect on our financial condition or results of operations.

Risks Related to our Ordinary Shares

Our ordinary shares have only been traded for a short period and our share price may be volatile.

        Our ordinary shares commenced trading in December 2005, there has been no public market for our ordinary shares prior to that. The lack of a trading market may result in the loss of research coverage, if any, provided by securities analysts, or the loss of, or failure to secure, coverage by securities analysts may negatively impact the public trading market for our ordinary shares. The market price of our ordinary shares would be affected by a number of factors, including changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our ordinary shares, and market conditions in our industry, the industries of our customers and the economy as a whole. If our future quarterly results or guidance for future periods are below the expectations of securities analysts or investors, the price of our ordinary shares would likely decline. Share price fluctuations may be exaggerated if the trading volume of our ordinary shares is low.

Our major shareholder, Optibase Ltd., owns a large percentage of our ordinary shares and could significantly influence all matters requiring approval by our shareholders.

        On August 28, 2007, Optibase Ltd. completed a partial tender offer to purchase approximately 5% of the outstanding ordinary shares of Scopus and became a holder of 27% of our ordinary shares. Pursuant to the Israeli Companies law, Optibase may become the owner of up to 45% of Scopus’ voting rights by purchasing additional shares of Scopus through private transactions without having to conduct a special tender offer to the public.

        This shareholder may significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

The sale of our ordinary shares covered by this registration statement and future sales of our ordinary shares could reduce our share price.

        As of October 10, 2007, we had 13,780,566 ordinary shares outstanding. We filed a registration statement on Form S-8 under the Securities Act to register 6,022,949 ordinary shares issued or issuable under our shares option plans. As of October 10, 2007, 675,517 options were exercised into 675,517 ordinary shares, options to purchase 3,997,739 ordinary shares were issued and outstanding, of which options to purchase 2,561,122 ordinary shares had vested and had not been exercised. The sales by selling shareholders of the shares covered by this registration statement, or the perception that these sales may occur in the future, could materially and adversely affect the market price of our ordinary shares. In addition, a substantial number of shares held by our current shareholders or issuable upon exercise of options will be eligible for sale in the public market, and could be sold pursuant to registration under the Securities Act or an exemption from registration.

Our U.S. investors could suffer adverse tax consequences if we are characterized as a Passive Foreign Investment Company.

        If, for any taxable year, our passive income, or our assets that produce passive income, exceeds levels provided by U.S. law in relation to our non-passive income or our non-passive assets, respectively, we may be characterized as a passive foreign investment company for U.S. federal income tax purposes.

        Based upon a projection of our income and assets, determined by reference to the expected market value of our shares when issued, and assuming that we are entitled to value our intangible assets with reference to the market value of our shares, we do not believe that we will be a passive foreign investment company for our current taxable year. However, because passive foreign investment company status is based on our income and assets for the entire taxable year, it is not possible to determine whether we will have become a passive foreign investment company for the current taxable year until after the close of the year. Moreover, we must annually determine our passive foreign investment company status based on tests which are factual in nature, and we are therefore unable to determine whether we will become a passive foreign investment company in the future. While we intend to manage our business to avoid passive foreign investment company status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid passive foreign investment company status or whether our business plans will change in a manner that affects our passive foreign investment company status determination. In addition, because the market price of our ordinary shares is likely to fluctuate after this offering, and our market price may affect the determination of whether we will be considered a passive foreign investment company, we cannot assure you that we will not be considered a passive foreign investment company for any taxable year. Characterization as a passive foreign investment company could result in adverse U.S. tax consequences to our shareholders.

        U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a discussion of how we might be characterized as a passive foreign investment company and related tax consequences, see “Item 10E. U.S. Federal Income Tax Consequences – Passive Foreign Investment Company Considerations” of our Form 20-F for the year ended December 31, 2006 filed with the SEC on April 12, 2007

Risks Related to Our Operations in Israel

Security, political and economic instability in Israel may impede our ability to operate and harm our financial results.

        Our principal executive offices, research and development facilities and contract manufacturer are located in Israel. Accordingly, security, political and economic conditions in Israel may directly affect our business. Over the past several decades, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel, or the interruption or curtailment of trade between Israel and its present trading partners, could adversely affect our operations. Since October 2000, terrorist violence in Israel has increased significantly and negotiations between Israel and Palestinian authorities have occurred only intermittently. In recent months, there have been extensive hostilities along Israel’s northern border with Lebanon and to a lesser extent in the Gaza Strip. In addition, despite the progress towards peace between Israel, its Arab neighbors and the Palestinians, some countries, principally those in the Middle East as well as Malaysia and Indonesia, and some companies and organizations in those countries, continue to participate in a boycott of Israeli firms. Increased hostilities, future armed conflicts, political developments in other states in the region, or continued or increased terrorism could disrupt our operations and adversely affect the willingness of customers outside Israel to buy our products, which could increase our costs and adversely affect the expansion of our business and our results of operations.

Our results of operations could be negatively affected by the obligations of our personnel to perform military service in Israel.

        All male and a portion of female adult Israeli citizens under the age of approximately 48, unless exempt, are obligated to perform military service duty annually for a period of up to approximately 36 days. Additionally, they can be called to active duty at any time under emergency circumstances. Should the hostilities in the region escalate, some of our executive officers, directors and employees could be called to active military duty, possibly resulting in interruptions in our sales and development efforts and other adverse impacts on our business and operations which we can not currently assess.

You may have difficulties enforcing a U.S. judgment against us, our executive officers or our directors, asserting U.S. securities laws claims in Israel or serving process on our executive officers and directors and the Israeli experts named in this annual report.

        The majority of our executive officers and directors, and the Israeli experts named in this prospectus are located in Israel, and a majority of our assets, and the assets of these persons, are located in Israel. Therefore, a judgment obtained against us or any of them in the U.S., including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the U.S. and may not be enforced by an Israeli court. Further, if a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency. It also may be difficult for you to assert U.S. securities law claims in original actions instituted in Israel.

The government grants we have received for research and development expenditures limit our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.

        Our research and development efforts have been financed, in part, through grants from the OCS. We, therefore, must comply with the requirements of the Israeli Law for the Encouragement of Industrial Research and Development, 1984 and related regulations, or the Research Law. In recent years, the government of Israel has accelerated the rate of repayment of OCS grants and may further accelerate them in the future. In addition, if we fail to comply with any of the requirements imposed by the OCS, such as change of control notices and annual reporting requirements, we may be required to refund any grants previously received together with interest and penalties, and a person transferring OCS backed technology may be subject to criminal charges and up to three years in prison.

        While, under OCS rules, we may sell final electronic products which are based on technology developed with OCS funding worldwide without violating OCS transfer restrictions, the technology itself may not be transferred and any transfer of technology generally requires the approval of an OCS committee. A transfer for the purpose of OCS rules means an actual sale of the technology, any exclusive license to develop, market, and manufacture products resulting from the technology or any other transaction which in essence constitutes a transfer of the technology. There is no assurance that we will receive the required approvals should we wish to transfer this technology in the future. These restrictions may impair our ability to sell our technology assets or to outsource manufacturing outside of Israel, and the restrictions continue to apply even after we have repaid the full amount of royalties payable for the grants. In addition, the restrictions may impair our ability to consummate a merger or similar transaction in which the surviving entity is not an Israeli company.

The tax benefits available to us under Israeli law require us to meet several conditions, including making specified investments in property and equipment, and financing a percentage of investments with share capital, and may be terminated or reduced in the future, which would increase our taxes.

        We have not yet generated any taxable income and have therefore not taken advantage of tax exemptions and reductions resulting from the “Approved Enterprise” status of our facilities in Israel. To be eligible for these tax benefits, we must meet conditions, including making specified investments in property and equipment, and financing a percentage of investments with share capital. If we fail to meet these conditions in the future, the tax benefits would be canceled and we could be required to refund any tax benefits we might already have received. These tax benefits may not be continued in the future at their current levels, or at any level. In recent years, the Israeli government has reduced the benefits available and has indicated that it may further reduce or eliminate some of these benefits in the future. The termination or reduction of these benefits may increase our income tax expense in the future. Additionally, if we increase our activities outside of Israel, for example, through acquisitions, our increased activities generally will not be eligible for inclusion in Israeli tax benefit programs. See our Form 20-F for the year ended December 31, 2006 filed with the SEC on April 12, 2007 for more information about these programs.

Provisions of our articles of association, other corporate documents and Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and negatively impact our share price.

        The Israeli Companies Law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions.

        Our directors are elected in three staggered classes by the vote of a majority of the shareholders present, in person or by proxy, at a shareholders’ meeting. In September 2007, Optibase Ltd. has requested that we include in a shareholders’ meeting a proposal to amend our articles of association so that our staggered classes are removed and the number of directors in the company shall be not less than three (3) nor more than seven (7) including the external directors, unless the general meeting otherwise resolves, and that the directors shall be elected at each annual meeting by a simple majority.

        As noted above, the transfer of our technology (including by acquisition) is subject to certain restrictions and approvals of the OCS, which provided grants for the development of our technology. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. These provisions of Israeli law and our corporate documents may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and therefore depress the price of our shares.

Under current U.S. and Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

        We have entered into non-competition agreements with the majority of our professional employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period of time. Under current U.S. and Israeli law, we may be unable to enforce these agreements, in whole or in part, and it may be difficult for us to restrict our competitors from gaining the expertise our former employees gained while working for us. For example, Israeli courts have recently required employers seeking to enforce non-competition undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that material harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

USE OF PROCEEDS

We will not receive any proceeds from the sales of the Shares by the selling shareholders to others.

We have agreed to bear all of the expenses incurred in connection with the registration of these shares.

OFFER AND LISTING DETAILS

        The selling shareholders have advised us that they may sell the Shares offered by this prospectus at the prevailing market price at the time of such sales, at prices related to such prevailing market price, at negotiated prices, or at fixed prices. The actual number of Shares to be sold and the prices at which they will be sold will depend upon the market price at the time of those sales. Therefore, we have not included in this prospectus information about the price to the public.

        Since the initial public offering of our ordinary shares on December 16, 2005, our ordinary shares have been traded on the NASDAQ, under the symbol “SCOP.” Prior to the offering, there was no market for our ordinary shares.

        The high and low sales prices for our ordinary shares as reported on the NASDAQ during 2006 and during the first, second, third, and forth quarters of 2006, and during first, second, third quarters of 2007 as well as for April 2007 through October 2007, are set forth below. Other information regarding the market price of our ordinary shares is located in our Form 20-F for the year ended December 31, 2006 filed with the SEC on April 12, 2007.

	Low	High

Most Recent Six Months:
October 2007 (until October 10, 2007)	$5.17	$5.51
September 2007	$4.97	$5.35
August 2007	$5.05	$5.45
July 2007	$4.95	$5.17
June 2007	$4.65	$5.00
May 2007	$4.81	$5.39
April 2007	$5.23	$5.65
2007 by quarters
Third Quarter	$4.95	$5.45
Second Quarter	$4.65	$5.65
First Quarter	$3.98	$5.85
2006 by quarters
Fourth Quarter	$3.43	$4.25
Third Quarter	$3.11	$5.62
Second Quarter	$4.90	$5.78
First Quarter	$5.15	$8.15

2006	$3.11	$8.15

CAPITALIZATION

        The following table sets forth our consolidated unaudited capitalization as of June 30, 2007 on an actual basis. The financial data in the following table should be read in conjunction with our consolidated financial data and notes thereto incorporated by reference herein.

As of June 30, 2007 (In thousands)

Shareholders' equity:
Ordinary shares, par value NIS 1.4 per share: 66,071,428
shares authorized; 13,358,333 shares issued and outstanding (1)	$4,405

Additional paid-in capital	75,648

Accumulated deficit	(39,294)

Total shareholders' equity	40,759
Total capitalization	$40,759

(1)	Does not include 4,131,056 ordinary shares issuable upon the exercise of options outstanding as of June 30, 2007 at a weighted average exercise price of $3.94 per share.

SELLING SHAREHOLDERS

        The following table provides certain information with respect to the ordinary shares beneficially owned by each selling shareholder as of October 10, 2007. Except as otherwise noted in the footnotes following the table, none of the selling shareholders has had a material relationship with us within the past three years.

        The selling shareholders are not under any obligation to sell all or any portion of their ordinary shares, nor are they obligated to sell any of their ordinary shares immediately under this prospectus. No selling shareholder has indicated to us that it presently intends to sell shares offered by this prospectus. Since the selling shareholders are not obligated to sell their ordinary shares, we do not know how many ordinary shares each of them will own when this offer is terminated.

        In the following table, we have determined the number and percentage of shares beneficially owned in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, based on information provided to us by the selling shareholders, and this information does not necessarily indicate beneficial ownership for any other purpose. In determining the number of shares of our ordinary shares beneficially owned by a person and the percentage ownership of that person, we include any shares as to which the person has sole or shared voting power or investment power, as well as any shares subject to warrants or options held by that person that are currently exercisable or exercisable within 60 days after October 10, 2007. Applicable percentages are based on 13,780,566 ordinary shares outstanding on October 10, 2007.

Name and Address of Selling Shareholder	Ordinary Shares Beneficially Owned Prior to the Offering		Number of Ordinary Shares Registered Hereby for Sale	Ordinary Shares Beneficially Owned After the Offering
	Number	Percent		Number	Percent

Optibase Ltd.
2 Gav Yam Center, 7 Shenkar St., P.O.Box , 2170
Herzliya 46120, Israel	3,725,223	27.00%	2,960,223	765,000	0.06%

Pitango Venture Capital Fund III (Israeli Sub) L.P.(1)
11 HaMenofim St., Herzliya, 46725, Israel	890,110	6.46%	890,110	-	-

Pitango Venture Capital Fund III (Israeli Sub)
NON - Q L.P. (1)
11 HaMenofim St., Herzliya, 46725, Israel	82,286	0.60%	82,286	-	-

Pitango Venture Capital Fund III (Israeli
Investors) L.P. (1)
11 HaMenofim St., Herzliya, 46725, Israel	242,642	1.76%	242,642	-	-

Pitango JP Morgan Fund III (Israel) L.P.
11 HaMenofim St., Herzliya, 46725, Israel	164,771	1.20%	164,771	-	-

Pitango Principals Fund III (Israel) L.P. (1)
11 HaMenofim St., Herzliya, 46725, Israel	31,383	0.23%	31,383	-	-

Pitango Venture Capitals Fund III Trusts
2000 Ltd. (1)
11 HaMenofim St., Herzliya, 46725, Israel	62,765	0.46%	62,765	-	-

(1)	Mr. Isaac Hillel, one of our former directors, has been a managing general partner at Pitango Venture Capital.

PLAN OF DISTRIBUTION

        The selling shareholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their ordinary shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

—	ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

—	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

—	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

—	an exchange distribution in accordance with the rules of the applicable exchange;

—	privately negotiated transactions;

—	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

—	a combination of any such methods of sale; and

—	any other method permitted pursuant to applicable law.

        The selling shareholders may also sell ordinary shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

        Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

        The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling shareholder and/or the purchasers. Each selling shareholder has represented and warranted to us that it acquired the securities subject to the registration statement of which this prospectus is a part in the ordinary course of such selling shareholder’s business and, at the time of its purchase of such securities such selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

        If a selling shareholder uses this prospectus for any sale of ordinary shares, it will be subject to the prospectus delivery requirements of the Securities Act. The selling shareholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling shareholders in connection with resales of their respective shares under the registration statement.

        We are required to pay all fees and expenses incident to the registration of the ordinary shares, but we will not receive any proceeds from the sale of the ordinary shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

EXPENSES OF THE OFFERING

        We estimate the registration expenses to be approximately $35,000, which include the following categories of expenses (all amounts are estimated except the SEC registration):

SEC registration fee	$720
Printing and engraving expenses	1,000
Legal fees and expenses	15,000
Accounting fees and expenses	15,000
Miscellaneous expenses	3,280

Total	$35,000

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Commission allows us to “incorporate by reference” into this prospectus the information we file with them, which means that we can disclose important information to you by referring you to these documents. We hereby incorporate by reference the following:

(1)	The description of our ordinary shares contained in our registration statement on Form 8-A, as filed with the Commission on December 7, 2005;

(2)	Our Annual Report on Form 20-F for the year ended December 31, 2006, as filed with the Commission on April 12, 2007; and

(3)	Our Reports on Form 6-K, as filed with the Commission on May 9, 2007; May 15, 2007; August 1, 2007; September 21, 2007; October 16, 2007; and October 23, 2007.

        In addition, all subsequent annual reports on Form 20-F filed and all subsequent filings on Forms 10-Q and 8-K filed pursuant to the Exchange Act after the date of this prospectus and before the termination of this offering will be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus from the date those documents are filed. We may also incorporate in this prospectus any Form 6-K which we file with the Commission by identifying in such form that it is being incorporated by reference into this prospectus. Any statement we make in this prospectus may be modified or superseded by statements we make in documents which we incorporate by reference into this prospectus and which are filed after the date of this prospectus. If we make a statement in a previously-filed document which is incorporated by reference into this prospectus, that statement will be modified or superseded by statements in this prospectus or documents incorporated by reference into this prospectus which have a later filing date. You should read this prospectus together with all documents incorporated by reference.

        You may request a copy of any document incorporated by reference in this prospectus at no cost. To receive a copy, write or call us at:

Scopus Video Networks Ltd.
10 Ha'amal St., Park Afek
Rosh Ha'ayin 48092, Israel
Attention: Chief Financial Officer
+ 972 (3) 900-7777

        You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ordinary shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

LEGAL MATTERS

        The validity of the ordinary shares being offered pursuant to this prospectus has been passed upon by our attorneys, Gross, Kleinhendler, Hodak, Berkman & Co., Tel Aviv, Israel.

EXPERTS

        The annual consolidated financial statements incorporated in this prospectus by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, have been audited by Brightman Almagor & Co., independent registered public accounting firm, a member firm of Deloitte Touche Tohmatsu, as stated in their report, which is incorporated herein by reference and have been so incorporated in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Commission a registration statement on Form F-3 under the Securities Act, with respect to the ordinary shares offered hereby. This prospectus, which is part of the registration statement, does not contain all of the information in the registration statement. Certain items of the registration statement are contained in exhibits and schedules as permitted by the rules and regulations of the Commission. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; you should read any such contract, agreement or other document filed as an exhibit to the registration statement for a more complete description of the matter involved, and any discussion of such exhibits is qualified in its entirety by reference to the exhibits.

        We are subject to the informational requirements of the Exchange Act and file reports and other information with the Commission. Reports and other information which we file with the Commission, including the registration statement on Form F-3 of which this prospectus is a part, may be inspected and copied at the public reference facilities of the Commission at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information regarding the operation of the public reference room by calling the Commission at 1-800-SEC-0330. In addition, the Commission maintains a web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission at http://www.sec.gov. Our Internet address is www.scopus.net Information contained on our website does not constitute a part of this prospectus.